Exhibit 99.1

IAMGOLD Reports Final Assay Results from the Recently Completed Delineation Drilling Program on the Saramacca Project, Suriname

TORONTO, June 16, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided the remaining assay results from its 2017 infill drilling program at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname.  Assay results have now been received from the entire  2017 delineation drill program consisting of 113 drill holes totaling 19,689 metres, including 35 drill holes totaling 5,523 metres reported herein. With the receipt of all assays, the geology and deposit models are being updated in support of an initial National Instrument 43-101 resource estimate expected for completion by the third quarter 2017.

The drill hole assay intersections are provided in Table 1 and include the following highlights:
(A drill hole plan map is attached to this news release.)

•	SMDD17-154: 6.5 metres grading 10.45 g/t Au
•	SMDD17-159: 10.0 metres grading 7.62 g/t Au
•	SMDD17-166: 34.5 metres grading 2.23 g/t Au
•	SMDD17-168: 41.0 metres grading 5.56 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "With the receipt of the final assay results from the recently completed infill drilling program, we are now focused on updating the geology and resource models to support an initial resource estimate anticipated for completion in the third quarter.  It is important to note that we believe significant exploration upside remains with potential to expand existing and discover additional resources with further exploration.  Once again, I congratulate the exploration team for the well-executed and safely-completed drilling program as we advance the project towards the next important milestone."

Added IAMGOLD's President and CEO Steve Letwin, "Our exploration team has done an outstanding job to complete the drilling program as quickly as they have, with a maiden resource estimate only a few months away."

2017 Exploration Program

The 2017 50 x 50 metre infill drilling program has confirmed the presence of multiple mineralized structures within an approximately 2-kilometre long and 600-metre wide corridor. Mineralization occurs in the near surface oxidized weathering profile to depths ranging from 50 to 100 metres, as well as deeper in the primary sulphide zones.  Mineralization remains open along strike and at depth and will be tested in future drilling programs.  In the deposit area, three mineralization styles are recognized from the drilling completed to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

Preliminary engineering and permitting studies are underway to support and develop future exploitation scenarios.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed dacite, rhyolite, basalt and andesite lithologies in the project area.  These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization.

The Saramacca property has been explored since the 1990's principally by Golden Star Resources Ltd. ("Golden Star") and later as a joint venture between Golden Star and Newmont Mining Corporation. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to date to define a mineral resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013.  The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Ian Stockton, MAusIMM, FAIG, RP. Geo., Exploration Manager for IAMGOLD in Suriname.  He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS.  FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 μm.  Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.  Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com  and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1:  Diamond Drill Hole Assay Results

HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elevation
SMDD17-143	32196	64216	750	161	215	-47	0	12	12	6	0.77	0.77
							67.5	73.5	6	3	0.7	0.7
							79	87	8	4	4.29	4.29
							140	150	10	5	5.46	5.46
SMDD17-147	31928	64618	691	309	215	-50	0	6	6	2	0.43	0.43
SMDD17-148	32604	63582	897	204	215	-50	1.5	9.7	8.2	3	0.84	0.84
							153	161.5	8.5	4	1.49	1.49
SMDD17-149	32785	63318	907	156.5	215	-50	0	13.2	13.2	5	0.75	0.75
							60	69	9	4	2.41	2.41
							75	82.5	7.5	3	0.68	0.68
							103.5	112	8.5	4	1.69	1.69
							127	133	6	3	9.63	9.63
							151.5	156.5	5	2	3.5	3.5
SMDD17-150	31825	64643	686	183	215	-50	No significant results
SMDD17-151	32532	63568	888	126	215	-50	11	27.85	16.85	7	3.35	3.35
SMDD17-152	32641	63463	897	105	215	-50	0	9	9	4	2.27	2.27
SMDD17-153	31945	64382	745	127.5	215	-50	45	58.5	13.5	6	3.06	3.06
							71	76.5	5.5	2	2.78	2.78
SMDD17-154	32204	63884	867	315	35	-50	91	97.5	6.5	4	10.45	10.45
							184.5	196.5	12	8	0.48	0.48
							238.5	244.5	6	4	2.93	2.93
SMDD17-155	32751	63272	914	120.5	215	-50	No significant results
SMDD17-156	31905	64157	781	336	35	-50	175	185.3	10.3	7	3.45	3.45
							191.5	201.8	10.3	7	7.99	7.99
							230	259.5	29.5	21	1.02	1.02
SMDD17-157	32680	63515	888	211.5	215	-50	0	5	5	2	0.94	0.94
SMDD17-158	32318	63869	864	94.5	215	-50	No significant results
SMDD17-159	32564	63613	894	180	215	-50	0	10	10	4	7.62	7.62
							57	74.2	17.2	7	1.31	1.31
SMDD17-160	32283	63910	860	105	215	-50	No significant results
SMDD17-161	32174	64013	836	64	215	-50	No significant results
SMDD17-162	32379	63870	851	192	215	-50	No significant results
SMDD17-163	32142	64055	833	70.5	215	-50	No significant results
SMDD17-164	32096	64077	828	40.5	215	-50	No significant results
SMDD17-165	32469	63563	868	133.5	35	-50	No significant results
SMDD17-166	32189	63949	845	203	35	-50	166.5	201	34.5	25	2.23	2.23

HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elevation
SMDD17-167	32700	63112	911	250	35	-50	142.5	154	11.5	8	2.16	2.16
							180.5	223	42.5	30	1.03	1.03
SMDD17-168	32304	63937	847	142.5	215	-50	9	19.5	10.5	4	2.88	2.88
							75	116	41	17	5.56	4.06
SMDD17-169	32840	63138	901	175.5	35	-50	40.5	54	13.5	9	1.67	1.67
SMDD17-170	32030	64156	801	93	215	-50	52	57	5	2	0.3	0.3
SMDD17-171	32072	64129	804	76.5	215	-50	2	15	13	6	3.33	3.33
							49.5	58.5	9	4	3.21	3.21
SMDD17-172	32802	62902	877	246	35	-50	No significant results
SMDD17-173	32799	63166	914	97.9	215	-50	No significant results
SMDD17-174	32265	63967	832	100	215	-50	2.5	7.5	5	2	0.59	0.59
SMDD17-175	32800	62993	856	124	35	-50	No significant results
SMDD17-176	32266	63967	832	107	215	-50	79.5	87	7.5	3	2.41	2.41
SMDD17-177	32760	62948	871	273	35	-50	No significant results
SMDD17-178	32843	62968	846	150	35	-50	No significant results
SMDD17-179	32469	63821	864	157	215	-50	No significant results
SMDD17-180	32867	63003	847	93	35	-50	No significant results

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off and 5m minimum length
2. During compositing, assays greater than 30 g/t Au are capped at 30 g/t Au
3. True widths are estimated from intersected geometries

SOURCE IAMGOLD Corporation

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For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 13:28e 16-JUN-17